EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: Immediate report – Negotiations for the sale of Yad2

Further to the immediate report of April 23, 2014 and the offers received by the Company, the Company provides an update that the subsidiary Walla! Communication Ltd. ("Walla") is advancing the negotiations with several potential buyers concerning the sale of Coral Tel Ltd. ("Coral Tel"), a private company wholly controlled by the Company (indirectly, via Walla), that operates the Yad2 website.

The Company emphasizes that no agreement for the sale has yet been reached, nor has any resolution approving the transaction been adopted by the competent organs at Walla and the Company. To the extent an agreement is executed, the consummation thereof shall be contingent upon receipt of the regulatory approvals.

According to the terms being negotiated, if and to the extent the transaction is completed, the Company expects a substantial profit as a result.

The Company will publish a supplementary report in the matter to the extent an agreement is executed and confirmed by the Company's Board of Directors.

The statements in this immediate report are forward looking information; as such term is defined in the Securities Law, 5728-1968, and is based on the Company's evaluations on the basis of the data currently in its possession. Such forward looking information may not materialize, or materialize differently from what is expected, according to the progress of the process and due to factors beyond the Company's control.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.